UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value

Class B Common Stock, no par value

(Title of Class of Securities)

Class A Common Stock: 369385 10 9

Class B Common Stock: 369385 20 8

(CUSIP Number)

David S. Kauffman

Vice President and Associate General Counsel

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

(908) 559-6174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Verizon Communications Inc. 23-2259884
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%* Class B Common Stock: 37.7%**
14.	TYPE OF REPORTING PERSON

CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.
**	These shares are subject to a stock purchase agreement. See Item 3 of this Amendment No. 9.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Verizon Business Global LLC 02-0763670
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%* Class B Common Stock: 37.7%**
14.	TYPE OF REPORTING PERSON

OO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.
**	These shares are subject to a stock purchase agreement. See Item 3 of this Amendment No. 9.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MCI Communications Corporation 58-2358731
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%* Class B Common Stock: 37.7%**
14.	TYPE OF REPORTING PERSON

CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.
**	These shares are subject to a stock purchase agreement. See Item 3 of this Amendment No. 9.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Verizon Business Network Services Inc. 13-2745892
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCES OF FUNDS

Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 50,000* Class B Common Stock: 1,275,791**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A Common Stock: 0.1%* Class B Common Stock: 37.7**
14.	TYPE OF REPORTING PERSON

CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.
**	These shares are subject to a stock purchase agreement. See Item 3 of this Amendment No. 9.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

PRELIMINARY STATEMENT

This Amendment No. 9 amends and supplements the Schedule 13D dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 13, 2001, Amendment No. 4 dated March 22, 2002, Amendment No. 5 dated April 10 and 11, 2002, Amendment No. 6 dated August 29, 2003, Amendment No. 7 dated December 2, 2004 and Amendment No. 8 dated December 7, 2004 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, no par value (“Class A Stock”), and the Class B Common Stock, no par value (“Class B Stock”) of General Communication, Inc., an Alaska corporation (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended and restated in its entirety.

Verizon Communications Inc. (“Verizon”) is a Delaware corporation. The principal business of Verizon and its subsidiaries is telecommunications. Verizon closed on its acquisition of MCI, Inc. on January 6, 2006. MCI, Inc. was merged into Eli Acquisition, LLC, a direct wholly-owned subsidiary of Verizon. Eli Acquisition, LLC was the survivor to the merger, and has been subsequently renamed Verizon Business Global LLC (“Verizon Business”). Verizon Business is a Delaware limited liability company and remains a direct wholly-owned subsidiary of Verizon. MCI Communications Corporation (“MCI”) and Verizon Business Network Services Inc. (f/k/a MCI WORLDCOM Network Services, Inc.) (“Network Services,” and, together with Verizon, Verizon Business and MCI, the “Reporting Persons”) are Delaware corporations and are indirect wholly-owned subsidiaries of Verizon.

The principal office of Verizon is 140 West Street, New York, New York 10007. The principal office of Verizon Business is One Verizon Way, Basking Ridge, New Jersey 07920. The principal offices of MCI and Network Services are 22001 Loudoun County Parkway, Ashburn, Virginia 20147.

The directors and officers of each of the Reporting Persons are set forth on Schedule I hereto, which schedule lists for each such person his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, all of which information is hereby incorporated herein by reference.

During the past five years, none of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I, has had any criminal conviction, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violations with respect to such laws.

However, MCI, Inc. and its predecessor companies, as well as certain of its directors and executive officers, had criminal convictions and/or were party to civil proceedings, as described in previous Amendments to this Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to add the following at the end thereof:

On March 5, 2007, Network Services entered into a Stock Purchase Agreement (the “2007 Stock Purchase Agreement”) with John W. Stanton and Theresa E. Gillespie, and Friedman Kaplan Seiler & Adelman LLP, as escrow agent, pursuant to which Network Services agreed to sell an aggregate of 1,275,791 shares of Class B Common Stock to Mr. Stanton and Ms. Gillespie. The transaction contemplated by the 2007 Stock Purchase Agreement is expected to close by mid-March 2007.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

ITEM 4.	PURPOSE OF TRANSACTION

No changes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety.

The Reporting Persons presently own beneficially 50,000 shares of Class A Stock (consisting solely of 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by Network Services, as successor by merger to Worldcom Ventures, Inc.), representing approximately 0.1% of the presently outstanding shares of Class A Stock, based upon (a) a total of approximately 49,884,728 outstanding shares of Class A Stock as of October 31, 2006, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and (b) the shares issuable upon exercise of the options to purchase Class A Stock as described above. The Reporting Persons presently own beneficially 1,275,791 shares of Class B Stock, representing approximately 37.7% of the presently outstanding shares of Class B Stock, based upon a total of approximately 3,380,257 outstanding shares of Class B Stock as of October 31, 2006, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. As set forth in Item 3 above, these shares of Class B Stock are subject to a stock purchase agreement.

Network Services, MCI (through Network Services), Verizon Business (through MCI), and Verizon (through Verizon Business) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer that may be obtained upon the exercise of the options held by Network Services. Network Services, MCI (through Network Services), Verizon Business (through MCI), and Verizon (through Verizon Business) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by Network Services.

Except as set forth in Item 3 above, no transactions in securities of the Issuer were effected by any of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated in its entirety.

Option Agreements

Two option agreements (the “Option Agreements”) entered into by the Issuer and WorldCom Ventures, Inc. are described in Item 3. Network Services is the successor by merger to WorldCom Ventures, Inc. The option agreements are filed as Exhibits 2 and 3 to this Schedule 13D and incorporated herein by reference.

2007 Stock Purchase Agreement

The 2007 Stock Purchase Agreement entered into by Network Services and Mr. Stanton and Ms. Gillespie is described in Item 3. The 2007 Stock Purchase Agreement is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Attached hereto or incorporated herein are the following exhibits:

1.	Joint Filing Agreement, dated March 6, 2007, among the Reporting Persons.

2.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and Verizon Network Services Inc. as successor by merger to WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

3.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and Verizon Network Services Inc., as successor by merger to WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 12 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

4.	Stock Purchase Agreement, dated as of March 5, 2007, between John W. Stanton and Theresa E. Gillespie, Verizon Business Network Services Inc. and Friedman Kaplan Seiler & Adelman LLP, as escrow agent.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007

VERIZON COMMUNICATIONS INC.

/s/ MARIANNE DROST
By:	Marianne Drost

VERIZON BUSINESS GLOBAL LLC

/s/ RANDAL S. MILCH
By:	Randal S. Milch

MCI COMMUNICATIONS CORPORATION

/s/ RANDAL S. MILCH
By:	Randal S. Milch

VERIZON BUSINESS NETWORK SERVICES INC.

/s/ RANDAL S. MILCH
By:	Randal S. Milch

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

Schedule I

Verizon Communications Inc.

Name and Address*	Position and Principal Occupation
James R. Barker Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc.
Chairman, The Interlake Steamship Co. and New England Fast Ferry Company and Vice Chairman, Mormac Marine Group, Inc. and Moran Towing Corporation. Director of The Brink’s Company.

Richard L. Carrión Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc.
Chairman, President and Chief Executive Officer, Popular, Inc. and Chairman and Chief Executive Officer, Banco Popular de Puerto Rico. Director of Telecomunicaciones de Puerto Rico, Inc.

M. Frances Keeth Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Retired Executive Vice President, Royal Dutch Shell plc. Director of Arrow Electronics, Inc.

Robert W. Lane Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Chairman and Chief Executive Officer, Deere & Company. Director of General Electric Company.

Sandra O. Moose Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc.
President of Strategic Advisory Services LLC; Retired Senior Vice President and Director of The Boston Consulting Group, Inc. Director of Rohm and Haas Company; The AES Corporation; Chairman of the Board of IXIS Advisor Funds and Loomis Sayles Funds.

Joseph Neubauer Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Chairman and Chief Executive Officer, ARAMARK Holdings Corporation. Director of Federated Department Stores, Inc.; Wachovia Corporation.

Donald T. Nicolaisen Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc.
Former Chief Accountant of the United States Securities and Exchange Commission; Former Partner PricewaterhouseCoopers. Director of MGIC Investment Corporation; Morgan Stanley; Zurich Financial Services.

Thomas H. O’Brien Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc.
Retired Chairman and Chief Executive Officer, The PNC Financial Services Group, Inc. and PNC Bank, N.A. Director of BlackRock, Inc.; Hilb, Rogal and Hobbs Company.

Clarence Otis, Jr. Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Chairman and Chief Executive Officer, Darden Restaurants Inc. Director of VF Corporation.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

Hugh B. Price Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Senior Fellow, The Brookings Institution. Formerly Senior Advisor, Piper Rudnick LLP; President and Chief Executive Officer, National Urban League. Director of Metropolitan Life, Inc. and Metropolitan Life Insurance Company.

Ivan G. Seidenberg Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Chairman and Chief Executive Officer of Verizon Communications Inc. Director of Honeywell International Inc.; Wyeth.

Walter V. Shipley Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Retired Chairman, The Chase Manhattan Corporation. Director of Exxon Mobil Corporation; Wyeth.

John W. Snow Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. President, JWS Associates, LLC. Former United States Secretary of the Treasury. Director of Marathon Oil Corporation.

John R. Stafford Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc.; Retired Chairman of the Board and Chief Executive Officer, Wyeth. Director of Honeywell International Inc.

Robert D. Storey Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Communications Inc. Retired Partner, Thompson Hine LLP.

Dennis F. Strigl Verizon Communications Inc. 140 West Street New York, NY 10007	President and Chief Operating Officer – Verizon Communications Inc.

William P. Barr Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President and General Counsel of Verizon Communications Inc.

John W. Diercksen Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President – Strategy, Development and Planning of Verizon Communications Inc.

Shaygan Kheradpir Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President and Chief Information Officer of Verizon Communications Inc.

Lowell C. McAdam Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President and President and CEO – Verizon Wireless Joint Venture.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

Marc C. Reed Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President – Human Resources of Verizon Communications Inc.

John G. Stratton Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President and Chief Marketing Officer of Verizon Communications Inc.

Thomas J. Tauke Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President – Public Affairs, Policy and Communications of Verizon Communications Inc.

Doreen A. Toben Verizon Communications Inc. 140 West Street New York, NY 10007	Executive Vice President and Chief Financial Officer of Verizon Communications Inc.

John F. Killian Verizon Communications Inc. 140 West Street New York, NY 10007	President – Verizon Business.

Virginia P. Ruesterholz Verizon Communications Inc. 140 West Street New York, NY 10007	President – Verizon Telecom.

Thomas A. Bartlett Verizon Communications Inc. 140 West Street New York, NY 10007	Senior Vice President and Controller of Verizon Communications Inc.

Catherine T. Webster Verizon Communications Inc. 140 West Street New York, NY 10007	Senior Vice President and Treasurer of Verizon Communications Inc.

*	All of the above listed directors and officers are citizens of the United States.

Verizon Business Global LLC

Name and Address*	Position and Principal Occupation
Dennis F. Strigl Verizon Communications Inc. 140 West Street New York, NY 10007	Director of Verizon Business Global LLC. President and Chief Operating Officer – Verizon Communications Inc.

John F. Killian Verizon Communications Inc. 140 West Street New York, NY 10007	Director and President of Verizon Business Global LLC. President – Verizon Business.

Class A Common Stock: CUSIP No. 369385 10 9 Class B Common Stock: CUSIP No. 369385 20 8

Randal S. Milch Verizon Communications Inc. 140 West Street New York, NY 10007	Director and Senior Vice President - Legal and External Affairs, General Counsel and Secretary of Verizon Business Global LLC.

Francis J. Shammo Verizon Communications Inc. 140 West Street New York, NY 10007	Senior Vice President and Chief Financial Officer of Verizon Business Global LLC.

*	All of the above listed directors and officers are citizens of the United States.

MCI Communications Corporation

Name and Address*	Position and Principal Occupation
John F. Killian Verizon Communications Inc. 140 West Street New York, NY 10007	Director and President & Chief Executive Officer of MCI Communications Corporation. President – Verizon Business.

Randal S. Milch Verizon Communications Inc. 140 West Street New York, NY 10007	Director and Senior Vice President, General Counsel and Secretary of MCI Communications Corporation.

Francis J. Shammo Verizon Communications Inc. 140 West Street New York, NY 10007	Director and Senior Vice President & Chief Financial Officer of MCI Communications Corporation.

*	All of the above listed directors and officers are citizens of the United States.

Verizon Business Network Services Inc.

Name and Address*	Position and Principal Occupation

John F. Killian Verizon Communications Inc. 140 West Street New York, NY 10007	Director and President & Chief Executive Officer of Verizon Business Network Services Inc. President – Verizon Business.

Randal S. Milch Verizon Communications Inc. 140 West Street New York, NY 10007	Director and Senior Vice President, General Counsel and Secretary of Verizon Business Network Services Inc.

Francis J. Shammo Verizon Communications Inc. 140 West Street New York, NY 10007	Director and Senior Vice President & Chief Financial Officer of Verizon Business Network Services Inc.

*	All of the above listed directors and officers are citizens of the United States.